FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release regarding a presentation with analysts and investors to be given on October 31, 2008 regarding Santander Brasil

2	Presentation with analysts and investors regarding Santander Brasil and the Brazilian financial system

3	Presentation with analysts and investors regarding Santander Brasil and global banking and markets

4	Presentation with analysts and investors regarding Santander Brasil and retail banking

Item 1
Press Release
Emilio Botín: “Our goal is to become the
number one private bank in Brazil”
The Chairman of Banco Santander presented in Sao Paulo
Grupo Santander’s 2008-2010 Strategic Plan for Brazil
•	“The Santander-Real integration is not a restructuring. Quite the contrary: it is a plan for growth and expansion”

•	“In the next two years we will add 400 branches and will invest 2,558 million reais”

•	“Integration synergies will amount to 2,700 million reais”

•	“The Bank’s profit in Brazil will amount to 4,800 million reais in 2008, 6,100 million in 2009 and 7,900 million in 2010”

•	“Brazil’s macroeconomic situation is the best in decades and it is prepared to face a less favourable international environment”

•	Second Vice-Chairman and Chief Executive Alfredo Sáenz said that “Brazil will be one of the Group’s main motors of growth.”

•	Fabio Barbosa, Head of Grupo Santander Brazil, said: “We intend to grow by more than the market in earnings and by less in costs, at the same time as we enhance employee and customer satisfaction.”
Sao Paulo, October 31, 2008 — Banco Santander Chairman Emilio Botín presented Grupo Santander’s Strategic Plan for Brazil for the next two years, affirming that the plan “is a crucial step in our goal of becoming the leading private bank in the country.”
“I have no doubt we will become the best bank in Brazil: that is our aspiration,” Botín said. He added, “With the integration of Santander and Banco Real, we have a unique opportunity to achieve this. Moreover, it is a unique opportunity to play a leading role in the strengthening of the Brazilian financial system.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

The Santander Chairman explained that “from the beginning, we knew Banco Real was the best opportunity Santander could have to continue growing in Brazil.” “The Santander-Real transaction is a perfect strategic fit. First, because it is contributing to our earnings per share from the first year. Moreover, the expected return on investment is 19%. But not only for that. Also, because both banks are absolutely complementary: geographically, with Banco Real present in states and cities where Banco Santander’s presence is scarce and, by business, because Real is stronger in the mass market and in small businesses, while Santander is stronger in high net worth individuals and business banking.”
The Banco Santander Chairman detailed the key elements of the Group’s strategy for the next two years: “We’ll invest 2,558 million reais and we expect to raise our income and business volume by 15%.” He added that in the next three years, Santander estimates it will realize synergies of 2,700 million reais in the integration, well above the initial forecast.
“It will be a unique experience because this is not a restructuring. Quite the contrary: We will not reduce our sales; we will increase them. In the next three years we will add 400 branches. We will not lose market share, we are going to grow it. We will not lose customers; we can’t afford that in a country where so many millions of people still need to be brought into the banking system. This is a plan for growth and expansion,” he said.
Botín announced that the Bank’s profit in Brazil will amount to 4,800 million reais in 2008, 6,100 million in 2009 and 7,900 million in 2010. “Santander Brazil is one of the most important units of the Group and today contributes 20% of the total profit. It has a great future. We aspire to be the bank with the best quality of customer service, to generate growing and sustainable earnings, to offer an incomparable working environment and to contribute to the development and improvement of society. We’ll be the best bank in Brazil,” he said.
Botín highlighted the strengths that have enabled Banco Santander to become a leading international financial institution. He recalled that the Group is present in over 40 countries, serving more than 80 million customers and that Santander has 2.7 million shareholders. “Our business model has been successfully exported to very diverse markets. It is focused on retail banking. We have the largest branch network in international banking (over 14,000 branches). Of our profit, 83% comes from retail banking, giving great recurrence and soundness to our earnings,” Botín said.
He said the Bank’s liquidity and capital positions “reflect Banco Santander’s great strength in the light of the sudden changes in financial markets. In terms of liquidity, the Group is backed by a strong retail deposit base, which is our main source of resources. Our ability to look ahead enabled us to take advantage of the favourable market conditions of the last few years, building up considerable amounts of financing through long-term issues. In any case, we have diverse sources of liquidity, both in terms of markets and instruments, and a considerable portfolio of liquid assets on our balance sheet. Our core capital ratio is 6.31%, which is strong for our kind of business. Moreover, we have the capacity to generate 50 basis points of free capital a year through retained earnings, even as we maintain our dividend policy. In short, we are a retail bank, well diversified, with a solid business model, efficient and competitive and able to prove its strength in the current financial crisis,” he added.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

The Banco Santander Chairman reiterated the Bank’s commitment to Latin America, which dates from more than 60 years ago. The bank is now the leading financial institution by profit in the region (US$3,648 million in 2007). “We are a European bank as well as a Latin American bank. This region is the main focus of Banco Santander’s international investment: including Banco Real, we have invested USD 36,000 million in Latin America in the last ten years. Of this, 75% has been invested in Brazil. It is very clear that Brazil is a priority in our international strategy.”
He pointed out that Brazil is weathering the crisis better than most countries. “Brazil has been able to take advantage of the favourable international situation of the last years to pave the way for sustainable future growth. It is inevitable that the impact of the international financial crisis is being felt. It has been one of the last countries to be affected, but the length and magnitude of the crisis is producing strong declines in economic activity around the world. In a globalized world, no country can be immune to these events. However, Brazil’s macroeconomic situation is the best in decades and it is prepared to face a less favourable international environment.”
Botín also pointed out that the Group registered a profit of EUR 6,935 million during the third quarter. Ordinary profit grew by 15.8%, while earnings per share increased 8.3%. “They are wonderful results, not only for the figures we achieved but also because they are recurrent, high quality results, based on customer revenues and the contribution of all the business areas. Our excellent results should enable us, at the end of the year, to be one of the top three international banks in the world by profits.”
Alfredo Sáenz: “Brazil will be one of the Group’s main motors of growth”
Alfredo Sáenz, Chief Executive Officer, explained his view of the Brazilian economy and, in particular, about the banking sector in the country. “We are living important changes in the economy and in the banking sector. During the next years, many mature markets will suffer a process of deleveraging. In this scenario, the emerging markets represent an ‘islet’ of growth. It is essential, in times like these, to have a business portfolio with a good balance between mature and emerging markets. Obviously, not every emerging market is equally prepared, but Brazil represents definitely one of the examples of a well-prepared emerging market, “ he said.
Sáenz highlighted the potential of the Brazilian economy and described it as “very balanced, with very strong fundamentals, entering a virtuous circle of growth.” He also showed confidence in the development potential of the financial system in the country.
Santander’s Chief Executive based his optimism on the outlook for a continued significant increase in banking intermediation in Brazil. He highlighted that the conditions needed to generate it are present: greater economic stability, development of local capital markets, and, in the medium term, a gradual decline in interest rates. “This is a very favourable environment to carry out banking business, which means a strong potential creation of value for the shareholder.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

Sáenz explained some of the key levers of Group’s business model to create value:
Commercial excellence. “We are clearly a retail bank, diversified, with a stable and growing business and customer base. We know that, in the medium term, the only way to generate sustainable growth is through our relationships with our customers.”
Focus on efficiency. “The second strength is the good level of Group’s efficiency and, basically, the dynamic of working constantly to manage and improve our jaws (the difference between increase of earnings and costs), one of the basic priorities in Santander’s management.”
Global synergies. “Being part of the Group makes each unit more competitive and enables it to accelerate its business and earnings growth.”
Risk management discipline. “We maintain a predictable, medium-to-low risk profile, which enables us to generate stable, high-quality profit growth.”
“We can create value in Brazil with our business model. Moreover, we are well prepared to carry out a ‘textbook’ integration,” continued Sáenz, who highlighted the complementarity of Santander and Real. “The risk of loss in earnings during the integration is low. We’ve got a very clear and defined plan. We have teams who have successfully executed these types of integrations, so we clearly know how to carry them out. We have a strong operational centre in Brazil and a scalable technological platform which is fully adaptable to the country’s needs.” “Our goal as a Group is to generate medium-term, high-quality, recurrent and well-balanced earnings growth. The Brazil effect will be one of Santander’s main levers, enabling us to grow ahead of our competitors,” he concluded.
Fabio Barbosa: “We hope to grow by more than the market in earnings and by less in costs.”
Fabio Barbosa, head of the Santander Group in Brazil, said that, after the integration, the bank has a significant critical mass, becoming one of the three top private banks in the country with a 10% market share in deposits and 12% in lending; 3,551 offices (branches and customer attention points) in the most important regions, and eight million active customers. This is combined with a balanced business portfolio and good risk and liquidity management. “Our goal is to build the most recognized and attractive brand in Brazil. We want to be the leading bank in Brazil in terms of value creation for shareholders; the best bank in customer satisfaction; the best bank to work for, serving as an example of a leading organization in sustainability in Brazil and in the world.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

Barbosa outlined the plans of Santander-Real, which will have a single network once the technological operations and central services are integrated. “The integration plan is compatible with profitable commercial growth,” he said, and added that the goal is to raise efficiency, productivity and sales capacity. “The reduction of the back-office will enable us to increase the sales capabilities in the branches and reduce costs.” Within two years, employees in the commercial network will represent 85% of total staff, compared to the current 76%. He also pointed to improved service in alternative channels as another priority. “We hope to grow by more than the market in earnings and by less in costs, while at the same time enhancing employee and customer satisfaction.”
Fabio Barbosa highlighted that “the strength of the Santander brand will contribute to achieve our goal: to build the best bank in the country. We want to make of Santander the most admired and attractive brand in Brazil’s banking scenario. Our business model prioritizes our relationship with people, customers, suppliers and the broader community, as well as with the environment.”
“We are going to maximize our earnings in the short term, without jeopardizing our future performance.” According to Barbosa, “Our actions are focused on people’s satisfaction. A satisfied employee will serve our customers better and satisfied customers, our surveys show, direct their entire relationship to the Bank.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

Item 2
Item 2
GRUPO SANTANDER BRASIL Integration for leadershipSão Paulo, October 31, 2008 Brazilian Financial System

this (3) it in the differ as future deal for economic to rates; available acquiring advice that throughout and results interest publicly time otherwise activity mean any other and or or to places and other at sell investment all various development rates, person buy, in intended with, to in developments Any professional engage not are found business actual exchange such to are conjunction Santander. all future cause currency in taken recommendation accretion by inducement our read no statements could having or markets, be financial factors must published makes invitation or concerning and price securities and document information an forward-looking important to, public advice share These statements other subject no constitute international disclosure such gives to historical and is 1995. in and fuller intended of limitation, Act local Other unknown or unpredictable factors could cause actual results to differ materially from those presentation any contained Santander is uncertainties These factors include, but are not limited to: (1) general market, macro-economic, governmental and in is performance, Reform without risks, The risk factors and other key factors that we have indicated in our past and future filings and reports, this relevant as available, in presentation of movements where historical include, information this to Litigation number (2) contained presentation in as and While these forward-looking statements represent our judgment and future expectations concerning the development of a trends; including, such Securities information on this contained Statements Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US business, only making Private presentation performance. our materially from our expectations. regulatory competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. in the forward-looking statements. The information, securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Characteristics and Evolution of Financial System Funding and Liquidity
Index

Loans 91% 75% Jun.08
...with low leverage Concentration – 10 largest Banks Deposits 78% 62% Dec.02
Low level of external dependence: 8% of foreign issues Good asset quality and low delinquency BIS ratio higher than required by the Central Bank, of 11% Low leverage: 10.9 assets / stockholder equity Low Tier I/ Tier II ratio, indicating opportunities in raising capital using subordinated debt No toxic products 92% Jun.08 300bp
Loans / Deposits (%) 89% Dec.02
Jun/08 22% 16.4% 122% 5.1% 16% 10.9
Dec/02 18% 16.7% 100% 8.5% 0% 10.4 224 Oct.08 [3]
Reserve Requirementsbillons CAGR: 45% 107 Dec.02
Financial System: Solid, with low leverage and good asset quality... Solid, profitable and good asset quality... ROE BIS [1] Coverage Ratio [1] Delinquency [2] TIER I / TIER II Assets / stockholder equity R$
41% Aug.08
-10pp
Public Debt / GDP 51% Dec.02
1% Sep.08
21pp
Securities / Total debt 22% Dec.02 More than US$ 200 billion of international reserves Elimination of domestic public FX debt Reduction of external public debt Public debt declining Inflation within de Central Bank’s target band
USD
206 Sep.08 6.3% Sep.08
-6pp
CAGR: 132% Inflation
International Reserves 38 Dec.02 12.5% Dec.02

...supported by solid economic fundamentals USD billion
Deposits+ Debentures Open Market Other liabilities Equity
47% 15% 31% 9% 2008
Liabilities
42% 14% 35% 9% 2003
35% 10% 38% 17% 2008
Assets
28% 10% 44% 18% 2003

Balance Sheet: R$ 2,574 Billions of assets Jun / 2008 Gross Loans Reserve Requirements Securities + Cash Equivalents Other Assets
Dec/03 Jun/08 Participation
Participation Public: 34% Private: 66% Public: 33% Private: 67%
R$ 418 Billions 39% R$ 1,149 Billions 28%
33% 24%
LOANS 2003 — Regulated Loans [1] 37% LOANS 2008 — Regulated Loans [1] 39% Individuals Corporate Individuals Corporate
Dec/03 Jun/08 Participation
Participation Public: 49% Private: 51% Public: 43% Private: 57%
16% 17% 12% 25%
R$ 910 Billions 7% R$ 2,128 Billions 5% SAVINGS 2003 — 59% SAVINGS 2008 — 57%

Savings with significant contribution from mutual funds. Regulated loans account for 1/3 of the total loan portfolio Demand Savings Time Mutual Funds Demand Savings Time Mutual Funds
384 .7% Sep.08 323 .6% Sep.08
(R$ Bn) 29 26
338 Mar.08 (R$ Bn) 288 Mar.08 296 Sep.07 255 Sep.07
252 Mar.07 Regulated Loans 238 Mar.07
225 Sep.06 218 Sep.06
Unrestricted Individual Loans 8%
1% 205 11. Mar.06 Y-o-Y Variation %
202 30. Mar.06
442 3%
1,149 .0% Sep.08 44. Sep.08
34 (R$ Bn)
993 Mar.08 368 Mar.08 Volume
(R$ Bn) 857 Sep.07 307 Sep.07
Total Loans 757 Mar.07 280 Mar.07
684 Sep.06 241 Sep.06
3% Unrestricted Corporate Loans 219 .3%
626 20. Mar.06 Mar.06

Loan growth driven mainly by corporate lending... 17
Total Loans (R$ Bn) Unrestricted Individual Loans (R$ Bn) 1,149 993 857 384 757 34.0% 338 626 684 296 202 225 252 29.7% 30.1% 20.3% Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Unrestricted Corporate Loans (R$ Bn) Regulated Loans (R$ Bn) 442 368 44.3% 323 280 307 241 288 219 238 255 26.6% 205 218 17 .3% 11.8% Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Volume Y-o-Y Variation %

...with extension of loan terms, higher spreads and stable delinquency The increase in the Selic overnight rate is ...and in spreads already reflected in customer rates... 39.6% 38.6% 52.1% 53.1% 27.2% 26.4% 39.8% 40.4% 14.7% 28.3% 13.6% 26.2% Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Extension of loan terms... ...and stable delinquency [1] Days 480 9.4% 8.3% 368 378 6.5% 5.2% 5.1% 296 303 3.5% 235 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08

Savings are rising by 19%, driven by time deposits R$ Billions Savings (Deposits + Mutual Funds) Deposits Mutual Funds Demand: 7.8% Savings: 18.2% Time: 69.4% 909 2,128 1,953 1,785 1,601 705 1,248 1,219 1,470 642 1,143 534 1,369 588 554 1,012 529 349 916 19.2% 315 41.6% 840 21.8% 297 282 293 26.3% 18 .6% 6.6% 356 375 327 261 291 247 Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Mar.06 Sep.06 Mar.07 Sep.07 Mar.08 Sep.08 Mar. 06 Sep. 06 Mar. 07 Sep. 07 Mar.08 Sep.08 Time Demand + Savings Volume Y-o-Y Variation %

Characteristics and Evolution of Financial System Funding and Liquidity
Index

Funding Dynamics – Financial System 12
Government Bank Deposits+ debentures Society R$ 1,588 bn R$ 836 bn Reserve Requirements in cash R$ 191 bn Individuals R$ 244 bn R$ 1,219 bn and Public Securities Assets Corporate Banks Managers Clients R$ 248* bn
Capital + onlendings + R$ 508 bn R$ 975 bn R$ 2,229 bn Others lines
R$ 975 bn Loans R$ 1,223 bn R$ 1,149 bn

High reserve requirements are being gradually lowered Demand Deposits Reserve Requirement Additional Obligatory Rural Credit Savings Reserve Requirement Additional Obligatory Mortgage Time Deposits Reserve Requirement Additional Debentures Reserve Requirement Total 9 banks’ 9 9 stimulate external credit lines and R$ 35 billion for the purchase of loan portfolio from smaller financial institutions

Liquidity Structural Situation Effects of the Crisis Liquidity for small and medium-sized Credit underpenetrated banks. Credit sale, reserve requirements High reserve requirements Increased selectivity and shorter loan terms Core deposits are liquid, but stable. bbb Match assets/liabilities No secondary market for time Higher volatility. Companies with exposure deposits. to derivatives Disclosure limited impact Interbank market almost inexistent Scarcity of external lines of credit Small securitization market Central Bank auction and BNDES Reinforcing on-balance savings and in the retail segment back to basics

Conclusions
9Strong fundamentals Economy Banking System 9System with good pace No toxic products Not leveraged 9Steps in the right direction Conclusions

SANTANDER

Annexes

2017
2016 2015
BMF (Maturing in Jan) 2014
2013
2012 80 105 316 1,055 1,057 191% (MM) 2011 Average
2010 250 309 1,607 1,625 2,140 171%
Open Contracts Added 0 2009 (MM)
1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 800,000 600,000 400,000 200,000 Open Contracts added
DI Jan/02 Jan/04 Jan/06 Jan/08 Jan/10 (E) CAGR
41 Jun.08
58%
Average Term of Debt Securities 26 2000
Market Depth Months
Oct-08 Sept-08 Caixa BIC Banco Nossa Aug-08 Jul-08 Panamericano ABC Brasil Jun-08 May-08 do Sul Apr-08 Sofisa Cruzeiro Mar-08 Feb-08 Banco Daycoval Paraná Jan-08 Dec-07 Nov-07 Indusval Pine 7.0 billion $

Share Performances of Small and Medium-Sized Banks Base 100 Medium-sized banks appear to be experiencing more liquidity problems (increases in prices and terms) The origination of portfolio funds is in decline or has ground to a complete halt The Central Bank: stimulating the system by lowering reserve requirements, purchasing bank porfolioswith a net worth of
...Small and medium-sized banks have lost an average of 60%/80% of their market value in the last 12 months 80 60 40 20 0 Oct-07 The recent market turbulence has affected the share prices of small and medium-sized national banks... • 160 140 120 100

Financial System: Central Bank Regulations


30
20
10
0
8,0
5,2
6,2
16,9
8,0
13,1
- 5,5
3,6
6,0
23,5
-
-
6,0
18,9
-
6,0

Posterg.	Aumento no caixa							
24/set	24/set	8/out	8/out	13/out	13/out	14/out	14/out	27/out
The increase in the compulsory lending requirement on leasing transactions from 15% to 20% has been postponed until Jan/09.	The amount that can be deducted from the additional compulsory lending requirement was increased from R$ 100 million to R$ 300 million.	Permissible deduction from compulsory lending requirement increased from R$ 300 million to R$ 700 million.	The rate on additional compulsory lending (demand / sight and term deposits) was reduced from 8% to 5%.	The exemption limit on the compulsory lending on demand/sight , term deposits and savings was increased from R$ 300 million to R$ 1 billion.	The exemption limit on the compulsory lending requirement on term deposits charged at normal rate of 15% was increased from R$ 700 million to R$ 2 billion, if this rate was maintained.	The directed lending to rural credit related to demand/sight deposits was increased from 25% to 30%.	The compulsory lending requirement rate on demand/sight deposits was reduced from 45% to 42%	Reduction in reserve requirements on demand deposits (currently 42%) for banks that pay their monthly FGC contributions in advance.
8 Bi	53,5 Bi							

Other efects						
3/out	5/out	6/out	13/out	13/out	16/out	27/out
The compulsory lending requirement on term deposits was lowered by up to 40% for banks acquiring small banks' portfolios (up to R$ 2.5 billion of PER).	The cancellation of co-obligation (joint guarantors) portfolios is allowed.	Provisional Measure creates a new rediscount rate based on loan portfolios in both reais and dollars.	Banks may use up to 70% of the compulsory lending requirement on term deposits to purchase loan portfolios (previously 40%).	A bank that takes part in auctions of external lines of credit will be exonerated from having to put up the normal reserve requirements applicable to funding raised from leasing operations.	The range of credit (loan) portfolios that can be purchased to offset against CDB reserve requirements now includes securities/bonds issued by non-financial individuals and corporate entities.	Financial institutions can deduct the value of five years of FGC contributions from their CB reserve requirements on demand / sight deposits if they pay them in advance. This decision has the potential to free up R$ 6 billion.
54,4 Bi						

Santander

The Central Bank Announced New Regulations at the end of 2007 Elimination of TLA — Dec/2007 Information about total cost of loans – Mar/2008 Regulations Offer of service packages in accordance with CB regulation – Apr/2008 of Fees/Tariffs Elimination of TAC [1] – Apr/2008 Impact: reduction in increase in fees at the main banks of 20% in the last two years to approximately 5% in 2008 Effective since May 2008, the contribution rate rose from 8% to 15% for Financial Increase in Institutions. CSLL [2] Tax rate increase of 34% to 40% Reserve requirements for leasing companies, implemented in Jan/08, gradually increasing to Inclusion of a rate capped at 25%. First implemented in May/08 with 5% and ending in Mar/09 with 25%. Leasing The government recently postponed the institution’s calendar of rates, largely due to the crisis in terms of international liquidity. New rules will become effective from December 1, 2008, establishing Call Center 24h service, free calls, solutions to requests within a maximum of 5 working days.

Total Assets Peers – Structure of our balance sheet is very similar to our main competitors. Approximately 37% of the balance in loans. Highly dependent on public securities earmarked for reserve requirements and other regulatory requirements (89% at Santander). (gross) Other (Credits Taxes + Guarantor Deposits) Fixed Assets Other Amounts and Goods (Client Acquisition + BNDU FX Portfolio Available-for-Sale financial assets Repo + CDI Market Debt Securities Reserve Requirements Loans + Lesing
the form of Term
Agreements) + Interfinance

Peers – Total Liabilities A market highly regulated for Core Deposits. Focus on Savings in the form of Term Deposits. There is no secondary market for CDBs, and liabilities are extremely liquid on a daily basis. Banks cannot make local issues. Core Deposits Term Deposits + Assigned Debentures Fund raising on the Open Market + Deposits.+ Interfiance Available-for-Sale financial assets External Loans FX Portfolio Dívida Subordinada Provisions for Insurance, Social Welfare and Capitalization. Fiscal and Pension (Social Welfare) Obligations Net Equity Others (Onlending + Interfinance Agreements)

Competition by Product Santander + Real: High Concentration of Term Deposits. Itaú and Bradesco have a larger share of Core Deposits R$ MM

SNATANDER

Item 3
GRUPO SANTANDER BRASIL Integration for leadershipSão Paulo. 31 October 2008 Global Banking and Markets Brasil

this (3) it in the differ as future deal for economic to rates; available acquiring advice that throughout and results interest publicly time otherwise activity mean any other and or or to places and other at sell investment all various development rates, person buy, in intended with, to in developments Any professional engage not are found business actual exchange such to are conjunction Santander. all future cause currency in taken recommendation accretion by inducement our read no statements could having or markets, be financial factors must published makes invitation or concerning and price securities and document information an forward-looking important to, public advice share These statements other subject no constitute international disclosure such gives to historical and is 1995. in and fuller intended of limitation, Act local Other unknown or unpredictable factors could cause actual results to differ materially from those presentation any contained Santander is uncertainties These factors include, but are not limited to: (1) general market, macro-economic, governmental and in is performance, Reform without risks, The risk factors and other key factors that we have indicated in our past and future filings and reports, this relevant as available, in presentation of movements where historical include, information this to Litigation number (2)
contained presentation in as and While these forward-looking statements represent our judgment and future expectations concerning the development of a trends; including, such Securities information on this contained Statements Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US business, only making Private presentation performance. our materially from our expectations. regulatory competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. in the forward-looking statements. The information, securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.
Market leader in : more satisfied Market leader in recognition and attractiveness
QUALITY customers and more linkage • BRAND
To be the BEST bank in Brazil
WORK
Market leader in and PROFITABILITY Leader in employment : the best place to

Our Objective in Brazil • Market leader in • Market leader in REVENUES and QUALITY: more satisfied PROFITABILITY customers and more linkage To be the BEST bank in Brazil • Leader in employment : • Market leader in the best place to WORK BRAND recognition and attractiveness

Index Wholesale Market in Brazil GB&M Brazil Positioning Strategy 2008-10

Higher credit volume given to corporate, increasing spreads, increasing tenor and decreasing delinquency rates. YoY Credit Growth to Corporate(1) (%) Spread (%) 44 14.7 13.5 11.9 30 17 2006 2007 Sep-08 2006 2007 Sep-08 Tenor (running days) Delinquency Rate (%) 303 5.2 275 234 4.2 3.5 2006 2007 Sep-08 2006 2007 Sep-08 Source: Brazil Central Bank; (1) Free Funds — This resources are based in Referential Credits of Interest Average. Excluding Leasing and Others Free Funds.

6

Four models are predominant in the Brazilian Wholesale Market


High
Balance Capacity
Low
Large Universal Local Banks
Banco do Brasil
Bradesco BBI
Itaú BBA
1
Medium Universal Local Bks
Unibanco
Safra
2
3
Global Universal Banks
Santander + Real
Banco Real
Santander
HSBC
Citi
Global Banks focused on IB
Credit Suisse
Merrill Lynch
Goldman Sachs
JP Morgan
4
Specialized
Generic
Products and Services Offering

Main Characteristics

1 Large Universal Local Banks

- Wide products and services offering.
- High balance capacity and capillarity to generate business.

2 Medium Universal Local Banks

- Similar to large banks, but with balance and coverage limitation.

3 Global Universal Banks

- Mix between local relationship and global structure and capabilities.
- Balance capacity and financial strenght.

4 Global Banks focused on IB

- Strong specialization and team quality.
- Access to international structure and market.
- Focus on structured deals, mainly for large companies.

Santander

Index Wholesale Market in Brazil GB&M Brazil Positioning Strategy 2008-10

Business model Santander the A D
a balanced (1.363 clients) (USD 44bln)* US Dolars, 28% Yen, 3% Brazilian Companies, 57% Currency Foreign 43% to clients. Companies, out rate exposure Concentration Assets paid Client Credit Brazilian Reais, 69% assets Credit exchange * diversification, guaranteeing less 2008E) and 9% 27% portfolio (Revenues 13% revenues Vision 9% client of 26% 16% IndustrialsRetail, Services & TMTEnergy, Resources & FIGMultinationalsRegional Infra. & Agribusiness Segment

Higher client portfolio diversification, guaranteeing a balanced source of revenues and less exchange rate exposure Segment Vision (Revenues 2008E) Client Concentration (1.363 clients) BRL mln Foreign Companies, 13% 43% 26% Brazilian 9% Companies, 57% 16% 27% Credit Assets Currency (USD 44bln)* 9% US Dolars, 28% Industrials Retail, Services & TMT Brazilian Energy, Resources & FIGReais, Multinationals 69% Regional Yen, 3% Infra. & Agribusiness * Credit assets paid out to clients.

10 Balance strenght enables Santander to give credit to companies in a low liquidity period, generating revenues to GB&M and value to shareholders Credit to Large Corporates BRL bln
66
42 40
26

Client portfolio with high rating and low default probability Weighted Average Rating: 6.7 USD mln 12,508 9,667 9,624 Disbursement 8,127 7,739 4,491 3,662 Nº of 109 323 288 181 100 27 26 Companies Rating 5.0-5.4 5.5-5.9 6.0-6.4 6.5-6.9 7.0-7.4 7.5-7.9 8.0+ SAN % Limit 10% 14% 15% 21% 21% 9% 9%

Index Wholesale Market in Brazil GB&M Brazil Positioning Strategy 2008-10

Annual growth rate of approximately 15% in GB&M Brazil total revenues until 2010... x% •CAGR BRL 15% 2008 2009 2010 •Revenues w/ Clients: 76% •C/I(1): from 28% to 21%

...keeping the client portfolio diversification and improving the product mix. BRL mln Multinationals _____ Regional _____ Sector Clients _____ Source: MIS Santander; (1) Considers

15 Integration Internet 2S 10 Cash Management and Banking
1S 10
4T 09
3T 09 politics equalization _____ Operational platform and systems integration (except cash) 2T 09 integration 1T 09 integration process D _____ RiskProduct and commercial 4T 08 N _____ Relationship integration Brand integration Team physical
GB&M _____ O
Plan – 3T 08 A _____ Management unification
Integration Milestones _____ GB&M

santander

Item 4
GRUPO SANTANDER BRASIL _____ Integration for LeadershipSão Paulo, October 31, 2008 Retail

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index The Retail Banking Market in Brazil Grupo Santander Brasil’s Positioning Strategy 2008 — 2010 Conclusions

The banking market in Brazil has developed at high growth rates Annual growth rate 2003 2008 Number of Current 61.4 77.1* 6% Accounts (millions) Number of branches 14.8 16.4 2% (‘000) Number of credit cards 45 107 19% (million) Number of insurance policies 104 400* 40% (millions)

The brazilian market already offers a diversity of loan products, within a broad price range •CAGR •Annual Individuals Interest Rate •% •% 100% 100% •27 32% 27% Autos •23 •20-30 0% 24% Payroll •44** •15-25 33% 15% Personal Loans •9 •40-50 7% 7% Credit Cards •26 •120-150 10% 5% Overdraft Checking Accs. 12 4% 6% CDC •18 •40-50 17% Others 12% 2003 2008*

Growth Savings driven by time deposits and pension Total Savings (Deposits + Mutual Funds) CAGR • •% 100% 100% •14 34% Mutual Funds •10 43% Retail 30% Savings •13 33% 17% Pension •25 12% 15% Time Deposits •34 7% 5% 4% Demand Deposits •12 2003 2008*

There are four distinct groups of retail banks in the brazilian market Large public banks: Large private banks: With a presence in all Extremely competitive segments Strong brands Large branch networks Large branch networks Large Significant presence in Alliances with strategic public entities channels (i.e. retailers) + Captive markets for Cover all the deposits geographic regions and segments Size Regional or niche banks Medium-Sized Others private banks: Present in all segments Good network coverage, but not the same as the large Specialized Other Universal Private Universal banks with national scope Business Scope

Index The Retail Banking Market in Brazil Grupo Santander Brasil’s Positioning Strategy 2008 — 2010 Conclusions

The new bank has a strong starting point Examples 3,551 More than 8 million active 29% market share current account holders in the high Income segment Points of Sale More than 1,500 banking Strength in 2,042 service points in companies payroll accounts Branches 1,509 Fourth largest in the Credit 12% market share in PAB’s [1] Card Market credit card loan volume 2,511 Eletronic R$ 23 billion portfolio 18% market share in Points financed with Aymoré auto loans Leader in Payroll Loans 17,978 Focus on the more among the ATMs profitable segments private banks

The two banks have complementary strengths Branch Network Concentration in São Paulo (619 Extensive branch network in the branches) and the southern region southeast (780), and an important (152) presence in the northeast (160) Segments Strength in the Middle-Income and Strength in High Income and Public Employee segments SMEs Business High growth in the credit card 12% of market share in auto business (+2.5 pp of market share loans (CDC + leasing) in 3 years) and payroll High penetration in personal High penetration in insurance among loans among current account current account holders (Life — 30%) holders Competitive Innovation in products, solid Differential international brand Customer satisfaction Focus on customer relationships Focus on commercial productivity

Well structured organization, capable of implementing the Retail’s strategy Retail (José Paiva) Commercial Units Santander Network Real Network Other Channels (Pedro Coutinho) (Wagner Ferrari) (Ramón Sanchez) Segment Units Product Units Individuals Products (Nilo Carvalho) Individual (Armando Pompeu) Credit Cards (Nuno Matos) Autos (Félix Cardamone) SMEs (Ede Viani) Asset Management (Luciane Ribeiro) Mortgages (José Roberto Machado) Private Bank (Francisco Di Roberto) Insurance (Gilberto Abreu)

Index The Retail Market in Brazil Grupo Santander Brasil’s Positioning Strategy 2008 — 2010 Conclusions

We aspire to be the best Retail bank in Brazil • Market leader in • Market leader in REVENUES and QUALITY: more satisfied PROFITABILITY customers and more linkage To be the BEST bank in Brazil • Leader in employment : • Market leader in the best place to WORK BRAND recognition and attractiveness

We are certain about the bank we are building To be the number one bank for our clients, concentrating on transactions Focus on the high and middle-income segments Network as the main distribution channel, integrated with the other channels Differentiated from the competition due to its proximity to clients, focus on execution and high commercial productivity

Our plan contemplates both external and internal conditions Market Best Critical + Conditions + Internal Mass Practices

Focus on branch customers: Linkage, Retention and Acquisition Individual and SMEs Linkage Retention Acquisition Client Profitability – Basic Linkage of new clients Branch Network Offer Management of Payroll By segment and level of Warnings – CRM loyalty – CRM + + Synergies with GBM and Automatic Debit Corporate Concentration on transactions Range of Transactions “One product client” Be the number one bank The best client is the Focus on High and for our clients current client Middle-Income segments

High social mobility will be the main factor behind the growth in the banking sector Size New clients Millions of individuals* Income moving up bracket 2007 2011 segments 4,000 2.4 3.9 High 1.2 1,000 – 4,000 18.3 25.9 Medium 5.6 Low 500 – 1,000 18.9 24.8 Income “A” 3.8

We have the opportunity to grow revenue by adopting best practices
PENETRATION RATES Examples Santander Brasil Banco Real
Insurance ~50% ~5%
Credit Card ~45% ~60%
CDB* ~7% ~15%
Pension* ~14% ~8%

As a result, we are projecting robust and healthy growth over the next few years Annual Growth Breakdown of customer 2008-10 revenue 2010, % Credit Volume 15-20% Deposits Savings Volume 15-20% 13 Fees 37 Individual 6% Customer Base 50 SMEs 14% Loans Customer Revenue 15%

Index The Retail Banking Market in Brazil Grupo Santander Brasil’s Positioning Strategy 2008 — 2010 Conclusions

Conclusions The Brazilian market will continue to grow, supported by the high level of social mobility Together, Santander and Real have a strong starting point, with complementary characteristics We already have a structured and qualified organization to implement the strategy We are clear about our strategy and have built a plan to implement it The opportunities for the new bank are based on the new critical mass, market conditions and the best internal practices As a result of our new strategy we expect at attain an annual growth in financing and deposits of approximately 15-20%, leading to an annual increase in retail revenue of close to 15%

sntander

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 3, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President